भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

शेयर आणि रोखे वि
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

07023828

मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange
Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Letter No.CO/S&B/SKT/2007/ 1218 Date: May 14, 2007

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No. CO/S&B/SKT/2007/1207 dated the 14th May 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

RECEIVED
2007 MAY 29 A 5:15

Dlw 5/29

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बैंक
State Bank of India
With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

Letter No.CO/S&B/SKT/2007/1207

Date: May 14, 2007

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE No.30 (a)

In terms of Clause 30 (a) of the Listing Agreement, we advise that Prof. M.S.Swaminathan, Director on Bank's Central Board resigned from the position of Director with effect from 11th April 2007, and his resignation was accepted by the Central Board on 12th May 2007.

2. Kindly acknowledge receipt.

Yours faithfully,

For GENERAL MANAGER
(Shares & Bonds)

शे. एवं बां.
SHARES & BONDS

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

END